SSB BANCORP, INC.
8700 Perry Highway
Pittsburgh, PA 15237

November 8, 2017

Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         SSB Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333-220403)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

SSB Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to November 13, 2017 at 11:00 a.m. EST, or as soon thereafter as is practicable.

Please contact Victor L. Cangelosi, of Luse Gorman, PC ((202) 274-2028), if you have any questions concerning this matter.

Very truly yours,

/s/ J. Daniel Moon, IV
J. Daniel Moon, IV
President, Chief Executive Officer
  and Chief Financial Officer